Exhibit 2
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[Photograph of Corporate Building]
General Ordinary and Extraordinary Shareholders' Meeting Agenda

Contacts:
--------

Arturo D'Acosta Ruiz                                              Blanca Hirani
Alejandro de la Barreda                                       Melanie Carpenter
Tel: 525-261-8037                                             Tel: 212-406-3693
abarredag@mail.desc.com.mx                                 bhirani@i-advize.com


                                   [Desc Logo]

                         Desc Announces General Ordinary
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                         and Extraordinary Shareholders'
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                                 Meeting Agenda
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         Mexico City, November 14, 2001 - DESC, S.A. de C.V. (NYSE: DES; BMV:
DESC) (the "Company") announced today that it will hold its General Ordinary and Extraordinary Shareholders' Meeting on November 29, 2001 at 12:00 p.m. (Noon) at the Arcos Bosques Building Business Center in Mexico City.

         Among the main issues to be discussed are:

    o Proposal and approval, if appropriate, of a resolution to cancel all the treasury shares repurchased by the Company. These shares are:
         Series "A" (Desc A) 48,785,000, Series "B" (Desc B) 60,088,140 and
         Series "C" (Desc C) 43,411,155. This is one of several measures taken by the Company to increase its stock's liquidity.

    o Proposal and approval, if appropriate, of the merger of the Company and its subsidiary Girsa, S.A. de C.V., with Desc, S.A. de C.V. being the surviving entity and Girsa, S.A. de C.V., the merged company. This is part of the rationalization program for the Company's administrative and accounting functions. Mr. Enrique Ochoa Vega, Vice President of Desc, and his staff will continue managing the Chemical Sector. This Sector's financial information will be presented in the same format as in previous periods.

    o Proposal and approval, if appropriate, of a resolution to amend the by-laws of the Company to comply with the new provisions of the Mexican securities market law; and, in particular, adopt changes that improve the management structure and corporate governance practices.



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         Desc, S.A. de C.V. is one of Mexico's largest industrial groups with sales of approximately US$2.4 billion and EBITDA of US$350 million during 2000. Its subsidiaries operate in the Autoparts (Unik), Chemical (Girsa), Food and Real Estate (Dine) industries.





















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